Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town,
Laifeng County, Hubei 445700, China

June 24, 2014

Via EDGAR
Ryan Adams
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Anpulo Food, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed May 30, 2014
File No. 333-192006

Dear Mr. Adams:

We hereby submit the responses of Anpulo Food, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 13, 2014, to Wenping Luo of the Company in regard to the above-referenced Amendment No. 5 to Registration Statement on Form S-1 filed on May 30, 2014 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 6 to the Form S-1 (“Amendment No. 6”), filed with the Securities and Exchange Commission on June 24, 2014. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 6, as amended by the amendment(s).

Executive Compensation, page 75

1.
Please explain why the summary compensation table and the director compensation table on page 75 refer to the fiscal year ended December 31, 2014 even though that fiscal year has not yet ended.  Refer to Item 402(n)(1) and (r)(1) of Regulation S-K.

Response: We have revised the summary compensation table and the director compensation table to remove the reference to fiscal year ended December 31, 2014.

Interim Financial Statements

Consolidated Statements of Operations and Comprehensive Income for the Three Months Ended March 31, 2014 and 2013, page F-26

2.
We note that you reported a positive (i.e., income) amount with respect to your interest expense for the three months ended March 31, 2014.  According to the table on page 61, this positive amount resulted from subsidy income in excess of gross interest expense.  For clarity, please revise your interim statements of operations to present all of your subsidy income separately from your interest expense.  Similarly revise your annual statements of operations on page F-4.

Response: We have revised our interim statements of operations and our annual statements of operations to present all of our subsidy income separately from our interest expense.

Note 11 – Short-Term Loans, page F-41

3.	The introduction to the table on page F-41 makes reference to a single loan amount due to a bank. However, the table presents numerous loans to banks and others. Please revise, as appropriate.

Response: We have revised to use the correct reference.

4.
On a related matter, the second sentence on page F-41 states this loan can be renewed with the bank upon maturity.  However, you state on page 67 that you plan to negotiate with your lenders to extend or renew your loans, which implies you cannot automatically renew your bank loan(s) upon maturity.  Please revise the introduction to the table on page F-41 accordingly.  Similarly revise the introduction to the table in Note 11 to your annual financial statements on page F-18.

Response: We have made corrections to the table on page F-41 and the table in Note 11 to our annual financial statements on page F-18.

Exhibit 5.1

5.
We note the assumptions on page 2.  It is inappropriate for counsel to assume readily ascertainable facts and related legal conclusions under British Virgin Islands law. Accordingly, please remove the following assumption: (c) that the Resolutions were passed at one or more duly convened, constituted and quorate meetings, or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended.

Response: We have filed the legal opinion by our British Virgin Islands counsel with the said assumption removed.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Anpulo Food, Inc.
By:	/s/ Wenping Luo
Wenping Luo
President and Chief Executive Officer